UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

Minim, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

60365W102

(CUSIP Number)

Megan Ward
Orbit Group LLC
848 Elm Street, 2nd Floor
Manchester, NH 03101
(603) 943-0020

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Jeremy P. Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,447,867[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,447,867[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,867[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC. Jeremy P. Hitchcock disclaims any beneficial interest in capital stock of the Issuer and in any other shares or securities of the Issuer and/or any of its subsidiaries issued or issuable in respect thereof on and after the Signature Date, other than (i) individually through Elizabeth Cash Hitchcock, (ii) through Hitchcock Capitol LLC, (iii) through Orbit Group LLC, (iv) through Zulu Holdings, LLC and (v) through Slingshot Capitol, LLC. Jeremy P. Hitchcock, an individual, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC, Slingshot Capital, LLC, and Ms. Elizabeth Cash Hitchcock, an individual, disclaim the formation of a group with David Elliot Lazar, an individual and of any shared beneficial ownership with him.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Elizabeth Cash Hitchcock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,447,867[2]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,447,867[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,447,867[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC. Elizabeth Cash Hitchcock disclaims any beneficial interest in capital stock of the Issuer and in any other shares or securities of the Issuer and/or any of its subsidiaries issued or issuable in respect thereof on and after the Signature Date, other than (i) individually through Jeremy Hitchcock, (ii) through Hitchcock Capitol LLC, (iii) through Orbit Group LLC, (iv) through Zulu Holdings, LLC and (v) through Slingshot Capitol, LLC. Jeremy P. Hitchcock, an individual, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC, Slingshot Capital, LLC, and Ms. Elizabeth Cash Hitchcock, an individual, disclaim the formation of a group with David Elliot Lazar, an individual and of any shared beneficial ownership with him.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Orbit Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,362,190[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,362,190[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,362,190[3]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3]	Represents 627,847 shares owned by Orbit Group LLC and 734,343 shares owned by Slingshot Capital, LLC. The Reporting Person disclaims beneficial ownership of the shares held by Slingshot Capital, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC. Orbit Group LLC disclaims any beneficial interest in capital stock of the Issuer and in any other shares or securities of the Issuer and/or any of its subsidiaries issued or issuable in respect thereof on and after the Signature Date, other than (i) individually through Jeremy Hitchcock, (ii) individually through Elizabeth Cash Hitchcock, (iii) through Hitchcock Capitol LLC, (iv) through Zulu Holdings, LLC and (v) through Slingshot Capitol, LLC. Jeremy P. Hitchcock, an individual, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC, Slingshot Capital, LLC, and Ms. Elizabeth Cash Hitchcock, an individual, disclaim the formation of a group with David Elliot Lazar, an individual and of any shared beneficial ownership with him.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Hitchcock Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 627,847[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 627,847[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,847[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[4]	Represents 132,677 shares owned by Hitchcock Capital Partners, LLC and 495,170 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Zulu Holdings LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC. Hitchcock Capitol Partners, LLC disclaims any beneficial interest in capital stock of the Issuer and in any other shares or securities of the Issuer and/or any of its subsidiaries issued or issuable in respect thereof on and after the Signature Date, other than (i) individually through Jeremy Hitchcock, (ii) individually through Elizabeth Cash Hitchcock, (iii) through Orbit Group LLC, (iv) through Zulu Holdings, LLC and (v) through Slingshot Capitol, LLC. Jeremy P. Hitchcock, an individual, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC, Slingshot Capital, LLC, and Ms. Elizabeth Cash Hitchcock, an individual, disclaim the formation of a group with David Elliot Lazar, an individual and of any shared beneficial ownership with him.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Zulu Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 627,847[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 627,847[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,847[5]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[5]	Represents 132,677 shares owned by Hitchcock Capital Partners, LLC and 495,170 shares owned by Zulu Holdings LLC. The Reporting Person disclaims beneficial ownership of the shares held by Hitchcock Capital Partners, LLC, except to the extent of its pecuniary interest in such shares, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities any purpose. The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023 included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC. Zulu Holdings, LLC disclaims any beneficial interest in capital stock of the Issuer and in any other shares or securities of the Issuer and/or any of its subsidiaries issued or issuable in respect thereof on and after the Signature Date, other than (i) individually through Jeremy Hitchcock, (ii) individually through Elizabeth Cash Hitchcock, (iii) through Orbit Group LLC, (iv) through Slingshot Capitol, LLC and (v) through Hitchcock Capital Partners, LLC. Jeremy P. Hitchcock, an individual, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC, Slingshot Capital, LLC, and Ms. Elizabeth Cash Hitchcock, an individual, disclaim the formation of a group with David Elliot Lazar, an individual and of any shared beneficial ownership with him.

SCHEDULE 13D

CUSIP No. 60365W102

1	NAMES OF REPORTING PERSONS Slingshot Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 734,343[6]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 734,343[6]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,343[6]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[6]	The shares reported in this Amendment have been split adjusted to reflect the reverse stock split of the Issuer’s shares of common stock at a ratio of 1-for-25, which became effective on April 17, 2023. The percentage represented in Row 13 is based off of the Issuer’s shares outstanding as of March 29, 2023, included in the Issuer’s most recent periodic report, which is its Form 10-K filed on March 31, 2023, plus the 734,743 shares of Common Stock acquired by Slingshot Capitol, LLC. Slingshot Capitol, LLC disclaims any beneficial interest in capital stock of the Issuer and in any other shares or securities of the Issuer and/or any of its subsidiaries issued or issuable in respect thereof on and after the Signature Date, other than (i) individually through Jeremy Hitchcock, (ii) individually through Elizabeth Cash Hitchcock, (iii) through Orbit Group LLC, (iv) through Zulu Holdings, LLC and (v) through Hitchcock Capital Partners, LLC. Jeremy P. Hitchcock, an individual, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC, Slingshot Capital, LLC, and Ms. Elizabeth Cash Hitchcock, an individual, disclaim the formation of a group with David Elliot Lazar, an individual and of any shared beneficial ownership with him.

Amendment No. 24 to Schedule 13D

This Amendment is being filed by Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC (“Orbit”), Hitchcock Capital Partners, LLC (“HCP”), Zulu Holdings LLC (“Zulu”), Slingshot Capital, LLC (“Slingshot”) and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit, HCP, Zulu and Slingshot.

This Amendment further amends the Schedule 13D filed on May 3, 2019, and Amendments 1 through 23 that have been filed with respect thereto (collectively, the “Schedule 13D”).

Capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed thereto in the Schedule 13D as amended hereby.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 4:

On August 2, 2024, Jeremy P. Hitchcock resigned as a director and officer of the Issuer. The information set forth in Amendment No. 24 to the Schedule 13D is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by the addition of the following at the end of Item 6:

On March 12, 2024, the Issuer and the Reporting Person entered into a Merger Agreement (the “Merger Agreement”) with e2Companies LLC, a Florida limited liability company (“e2Companies”). Concurrently with the execution and delivery of the Merger Agreement, the Issuer and the Reporting Person entered into a support agreement (the “Support Agreement”) with certain stockholders of the Company, as reported in Item 1.01 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 18, 2024, which is incorporated herein by reference.

The foregoing description of the Merger Agreement and the Support Agreement is not complete and is qualified in all respects to the form of Merger Agreement and form of Support Agreement, which was filed as exhibits to the Issuer’s Current Report on Form 8-K filed with the SEC on March 18, 2024 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement among Jeremy P. Hitchcock, Elizabeth Cash Hitchcock, Orbit Group LLC, Hitchcock Capital Partners, LLC, Zulu Holdings LLC and Slingshot Capital, LLC dated as of December 8, 2023 (incorporated by reference to Exhibit 99.1 to Amendment No. 22 to Schedule 13D filed on December 11, 2023).
Exhibit 99.2	Form of Support Agreement by and among Minim, Inc. e2Companies LLC and certain stockholders of Minim, Inc. dated as of March 11, 2024 (incorporated by reference to Exhibit 2.3 to Minim, Inc. Current Report on Form 8-K filed with the SEC on March 18, 2024).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2024
/s/ Jeremy P. Hitchcock
Jeremy P. Hitchcock

/s/ Elizabeth Cash Hitchcock

Elizabeth Cash Hitchcock

Orbit Group LLC

By:	/s/ Jeremy P. Hitchcock
Name:	Jeremy P. Hitchcock
Title:	Manager

Hitchcock Capital Partners, LLC

By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager

Zulu Holdings LLC

By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager

Slingshot Capital, LLC

By:	Orbit Group LLC, its Manager

	By:	/s/ Jeremy P. Hitchcock
	Name:	Jeremy P. Hitchcock
	Title:	Manager